Exhibit 1.02

Chicago Bridge & Iron Company N.V.
Conflict Minerals Report
For the reporting period from January 1, 2013 to December 31, 2013
This Conflict Minerals Report (the “Report”) of Chicago Bridge & Iron Company N.V. (the “Company” or “CB&I”) has been prepared in compliance with Rule 13p-1 (the “Rule”) and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products that contain the minerals specified in the Rule, if the minerals are necessary to the functionality or production of those products. These minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten (collectively referred to in this Report as the “Conflict Minerals”). If Conflict Minerals are necessary to the production or functionality of a company’s products, the company must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of such Conflict Minerals originated in the Democratic Republic of the Congo, Angola, Burundi, the Republic of the Congo, the Central African Republic, Rwanda, Tanzania, South Sudan, Uganda, and Zambia (the “Covered Countries”). If, based on its reasonable country of origin inquiry, the Company knows or has reason to believe that its Conflict Minerals originated in the Covered Countries (and did not come solely from recycled or scrap sources), the Company must perform due diligence to determine whether the Conflict Minerals necessary to the production or functionality of its products directly or indirectly financed or benefited armed groups in the Covered Countries.
As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products.
Company Overview
Founded in 1889, CB&I, a Netherlands company, provides a wide range of services, including conceptual design, technology, engineering, procurement, fabrication, modularization, construction, commissioning, maintenance, program management and environmental services to customers in the energy infrastructure market throughout the world, and is a provider of diversified government services. CB&I’s stock trades on the New York Stock Exchange under the ticker symbol “CBI.”
CB&I is organized into four operating groups:

•
The Engineering, Construction and Maintenance operating group provides engineering, procurement, and construction for major energy infrastructure facilities, as well as comprehensive and integrated maintenance services.

•
The Fabrication Services operating group provides fabrication of piping systems, process and nuclear modules, and fabrication and erection of steel plate storage tanks and pressure vessels for the oil and gas, water and wastewater, mining, mineral processing and power generation industries.

•
The Technology operating group provides licensed process technologies, catalysts, specialized equipment and engineered products for use in petrochemical facilities, oil refineries and gas processing plants and offers process planning and project development services, and a comprehensive program of aftermarket support.

•
The Environmental Solutions operating group provides full-scale environmental services for government and private sector customers, including remediation and restoration of contaminated sites, emergency response, and disaster recovery and leads large, high-profile programs and projects, including design-build infrastructure projects, for Federal, state and local governments.

This report has been prepared by management of CB&I. The information contained herein includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.

Company Products Covered by this Report
This Report relates to products:

•	for which Conflict Minerals are necessary to the functionality or production of that product;

•	that were manufactured, or contracted to be manufactured, by the Company; and

•	for which the manufacturing was completed during calendar year 2013.
These products are referred to in this Report collectively as the “Covered Products.”
The Company’s Due Diligence Process
The Company conducted a good faith reasonable country of origin inquiry regarding Conflict Minerals necessary to the functionality or production of its products. This inquiry was designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals were from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures were designed to conform to the framework in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). The Company is in the process of adopting a final policy relating to Conflict Minerals (the “Company Policy”), incorporating the standards set forth in the OECD Guidance.
The Company’s supply chain relating to Covered Products is complex, and there are numerous third parties in the supply chain between the source of Conflict Minerals and the Company as a manufacturer of Covered Products. The Company does not purchase Conflict Minerals directly from mines, smelters or refiners. Therefore, the Company has implemented, and continues to create, processes and procedures to allow it to obtain information required from its supply chain regarding the origin of Conflict Minerals that are included in the Covered Products. The Company believes that the smelters and refiners of Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to work with suppliers to confirm the country of origin of any supplied Conflict Minerals.
Survey of Conflict Minerals Suppliers
The Company’s due diligence process commenced with the identification of any products that might contain Conflict Minerals within the Company’s varied business units. A wide net was cast to identify products at this stage of the diligence.
The Company found potential Covered Products within three of our four operating groups: Engineering, Construction and Maintenance, Fabrication Services and Technology. Once the product lines containing Covered Products were identified, the Company identified all suppliers of those products possibly containing Conflict Minerals and prepared written communications to each supplier. These communications included a survey requesting detailed information regarding the nature and source of any Conflict Minerals contained in the product(s) supplied to the Company. The survey also requested information on supplier policies and procedures relating to Conflict Minerals, sourcing practices, and willingness of the suppliers to cooperate with CB&I to help ensure compliance with the Company Policy.
The Company initially received limited responses from suppliers, including incomplete survey responses. Substantial follow-up was required, and over the course of several months, the Company followed up with individual suppliers on numerous occasions to ensure all suppliers provided as much information as possible and complete survey responses.

The results of the supplier survey were as follows:
Engineering, Construction and Maintenance determined it had 10 suppliers that potentially provided products containing Conflict Minerals. Questionnaires were sent to each of those entities. Of the responses, five stated that their products did not contain Conflict Minerals, or Conflict Minerals in the supplied product were not necessary to the production or functionality of the product. Five suppliers stated that the product did contain Conflict Minerals, but the supplier did not know the source of those Conflict Minerals. No supplier indicated that its products contained Conflict Minerals from a Covered Country.
Fabrication Services determined it had 41 suppliers that potentially provided products containing Conflict Minerals. Of those 41 suppliers, one indicated it provided materials with Conflict Minerals that are not from Covered Countries. 35 indicated that they did not provide materials containing Conflict Minerals, or Conflict Minerals in the supplied product were not necessary to the production or functionality of the product. Five indicated that they did not know where the Conflict Minerals in their products originated.
Technology determined it had eight suppliers that potentially provided product containing Conflict Minerals. The surveyed products included cast radiant coils and high alloy cast tube supports. Questionnaires were sent to each of those suppliers, and all suppliers provided responses. Of the responses, six confirmed that their products contained Conflict Minerals but were not from the Covered Countries. Two suppliers stated its products did not contain Conflict Minerals, or Conflict Minerals in the supplied product were not necessary to the production or functionality of the product. No supplier indicated that it provided Conflict Minerals from a Covered Country.

Operating Group	Conflict Minerals Not From Covered Countries	No Conflict Minerals, Or No Conflict Minerals Necessary to Production or Functionality	Unknown Response	Conflict Minerals From a Covered Country
Engineering, Construction and Maintenance	0	5	5	0
Fabrication Services	1	35	5	0
Technology	6	2	0	0

The products reviewed by Engineering, Construction and Maintenance and Fabrication Services included: forgings, alloy material, stainless material, valves, stainless pipe, alloy pipe, C276 alloy pipe, pipeweld material, Alloy 625, buttweld fittings, carbon steel products, steel sheets, plates, shapes, tubes, specialty steels, electric steels, bars, wire rods, slabs, billets, 304 stainless, High Nickel Alloy, Alloy 20, and ten other Specialty Steel products.

Status of Conflict Minerals Analysis and Next Steps
As set forth above, the Company conducted an analysis of its products and found that certain CB&I manufactured products contain Conflict Minerals that are necessary to the production or functionality of those products. The Company believes these products are subject to the reporting obligations of the Rule.
Based on the information obtained pursuant to the due diligence process, the Company believes that many of the Conflict Minerals contained in its products did not originate in a Covered Country. However, the Company does not have sufficient information with respect to all Covered Products to determine the country of origin of all of the Conflict Minerals in the Covered Products. The Company is in the process of instituting a policy and due diligence protocols to help ensure that in the future no Conflict Minerals in its supply chain are sourced from a Covered Country and, where any such mineral is sourced from a Covered Country, the mineral was not used to finance or otherwise benefit armed rebel groups in any Covered Country.
Due to the number and variety of CB&I products, as well as the complexity of its supply chain, it will take time for many suppliers to identify and confirm the origin of all Conflict Minerals. Fully implementing the Company’s Conflict Minerals supply chain due diligence processes to ensure accountability of suppliers and compliance with CB&I’s Conflict Minerals policy, which could include participation in and leveraging of the industry standard CFSI/CFS program, will allow the Company to continue to develop transparency within its supply chain in the future.
The Company is finalizing implementation of the Company Policy and has already identified an internal team to oversee the implementation of the Company Policy and supplier protocols. The Company intends to take the following additional steps, among others, to continue to build its Conflict Minerals diligence protocols in the future:

•	Continue to engage with suppliers to obtain current, accurate and complete information about the Company’s supply chain.

•	Finalize and implement a Conflict Minerals risk management plan that incorporates the supplier communication steps taken this year into a more formal supplier protocol moving forward.

•	Incorporate expectations regarding the Company Policy and disclosures into appropriate business documents.

•	Moving forward, review information provided from the Company’s supply chain against the expectations established by the Company’s policies and procedures.

•	Collect and maintain relevant records regarding Conflict Minerals and diligence conducted for a minimum of five years.

•	Where beneficial, engage in industry initiatives to coordinate supplier contact and communication and carry out independent third party audits of smelter/refiner sourcing.

•	Where necessary, directly engage with smelters and refiners to encourage having verifiable “conflict-free” sources.

4